Exhibit 17.2

Changhua Mu <sanflaming@gmail.com>

Tentative Offer of Resignation

G.michael Bennett <gmichaelbennett@yahoo.com> Reply-To: gmichaelbennett@yahoo.com
To: Changhua Mu <sanflaming@gmail.com>

The delay to Dec 31st was to help you, and not create questions in investors minds at this critical time.
Tue, Oct 28, 2008 at 7:22 PM

Your request to make it immediate shows lack of understanding of the market. I am sorry you felt that I was trying to hurt you when you were down. Instead, it was meant to delay my leaving to a better time for you and the firm as you had already said I was to not be re-elected as of the next stockholders' meeting.

I am sorry you did not understand.

Gene Michael Bennett

On Thu, Oct 23, 2008 at 6:56 PM, G.michael Bennett<gmichaelbennett@yahoo.corn> wrote:

To the Board of Directors et al.

Please find the enclosed offer of resignation in regards to the position as an Independent Director and member of the Audit Committee. I have put the resignation effective date out to December 31, 2008,

The reason for this is that on the effective date of resignation as part of my fiduciary responsibilities to stakeholders (not just stockholders) and regulatory bodies of this company I must offer an honest and clear explanation of the reason for my departure. Were I to leave earlier, I would have to explain the present poor Corporate Governance position.

I have found the situation at this firm to be very much lacking in Good Corporate Governance and some examples are as follows:

I have repeatedly requested Audit Committee meetings and the Chair will not respond

I have repeatedly asked to see the financials and back up and have been told to look at EDGAR reports - this is ludicrous

I have asked for other information such as on the Internal Audit, the team and the situation and to no avail.

I have requested to meet with the Auditors when they were to be in Kunming and have been told by the company that is was not necessary.

I had believed with the investigation that there would be a realization of the need for attention being given to corporate governance and with the new CFO there would be change. INSTEAD I get included on several conference calls. These calls were a sham - I am expected to give an opinion of what is happening, the investigation and etc, but I have received no information as I have requested. No power points, no details of what has happened and I could go on and on.

Exhibit 17.2

The purpose of setting the resignation date two months in advance is to allow the firm time to change its corporate governance stance and transparency issues. As I need to include with the resignation statement filed with Amex, SEC and other interested parties the situation at the date of resignation.

To be clear I do not feel the firm is fraudulent in actions, nor purposely breaking rules and regulations, but they are uneducated and seemingly unwilling to be educated on what is necessary to be a good member of Amex or any other credible market.

Gene Michael Bennett